EXHIBIT 99.1

Precision Drilling Announces Combination With Trinidad Drilling Accelerating Growth as a High Performance, High Value Provider of Land Drilling Services

CALGARY, Alberta, Oct. 05, 2018 (GLOBE NEWSWIRE) -- (Canadian dollars except as indicated)

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

Precision Drilling Corporation ("Precision") (TSX:PD; NYSE:PDS) is pleased to announce that it has entered into an arrangement agreement (the "Arrangement Agreement") with Trinidad Drilling Limited ("Trinidad") (TSX:TDG) pursuant to which Precision has agreed to acquire all of the issued and outstanding common shares of Trinidad (the "Trinidad Shares") on the basis of 0.445 common shares of Precision (the "Precision Shares") for each outstanding Trinidad Share pursuant to a plan of arrangement (the "Transaction").

The aggregate Transaction value is approximately $1,028 million, including the assumption of approximately $477 million in Trinidad net debt. Upon completion of the Transaction, existing holders of Trinidad Shares will collectively own approximately 29% of Precision.

Kevin Neveu, President and Chief Executive Officer of Precision remarked, "This transaction creates exceptional value for both Trinidad and Precision shareholders. The combination provides a truly unique opportunity to combine two highly-focused drilling contractors that are pursuing similar growth initiatives and competitive strategies and importantly, operating similar Tier 1 assets."

"From a strategic perspective, Trinidad is a perfect fit with Precision. We can realize immediate synergies, estimated to be over $30 million, through fixed cost reductions, operational efficiencies and reduced public company costs. Over the long-term, the additional scale will further strengthen Precision’s operating leverage and positions the company to service our customers’ continued transition to High Performance drilling services with high spec AC rigs. Additionally, this combination allows us to better differentiate our service offering through our combined industry leading drilling technology initiatives and a larger operating platform."

"The incremental free cash flow generated through this combination will ensure Precision meets or exceeds our long-term debt reduction targets and improves our financial flexibility to pursue growth opportunities in the United States and in international markets."

Transaction Rationale

  Unique combination of two highly focused drilling contractors pursuing similar strategies with complementary Tier 1 assets
    Trinidad’s fleet of 141 drilling rigs includes 61 high spec AC rigs that fit 90% within Precision’s standardization protocols and are equipped with major components that are well aligned for fleet integration.

    Precision will have a North American fleet that includes over 200 active rigs and 322 total rigs. As the third largest driller in the U.S., Precision will have strong positions in all key shale plays and will be positioned for improving industry activity. The company will have an expanded platform for technology deployment and an increased inventory of economically upgradeable rigs.

    The company will have improved cash flow generation capabilities in Canada given excellent fixed cost leverage and operating synergies. Trinidad’s customer mix and rig fleet is complementary and the company is well positioned for LNG and Deep Basin development. Precision has identified 50 rigs from the combined fleet that it intends to hold as assets for sale.

  Immediate cost synergies enhanced by long-term operating efficiencies from increased scale
    In 2019, Precision expects to realize more than $30 million in annual synergies through corporate efficiencies and facility consolidations. Precision will leverage its increased scale and realize long term incremental operating efficiencies through its recently upgraded IT infrastructure, technical support centers in Nisku and Houston and its supply chain management and manufacturing capabilities.

  Strong balance sheet and cash flow profile supports Precision’s deleveraging plan and improves financial flexibility to pursue attractive growth opportunities
    Precision will have a strong balance sheet and significant cash flow to fund growth and manage debt maturities. Further, at closing, through an RBC Capital Markets underwritten US$100 million capacity expansion, Precision will increase the size of its revolving credit facility to US$600 million.

  Expanded platform for U.S. and international growth and technology deployment
    Precision will benefit from the deployment of international rigs into long-term contracts and Precision’s operating experience, infrastructure and scale in Saudi Arabia and Kuwait will support successful project execution. With an expanded international platform, Precision is well positioned to win future tenders and to leverage the combined company’s fleet of 26 international rigs.

    Leveraging the technology capabilities of both companies will be a priority and Precision’s Process Automation Control (PAC) platform was designed to incorporate third party technologies such as those in the Trinidad technology portfolio. Precision is an industry leader in technology and through the combination Precision will have a total of 167 AC rigs capable of running automation technologies.

  Complementary cultures with commitment to people, safety, technology and customers
    Trinidad and Precision have a shared commitment to customer service, best in class assets, strong and effective safety culture, well trained, professional crews and technology leadership. The well-trained and highly-skilled employees at both companies are core to the businesses’ success and Precision remains committed to providing exceptional opportunities for the employees of both organizations.

The Precision Board has unanimously approved the Transaction and determined that the Transaction and the entry into of the Arrangement Agreement are in the best interests of Precision. The Precision Board has voted to recommend that holders of Precision Shares vote in favour of the ordinary resolution approving issuance of Precision Shares pursuant to the Transaction. RBC Capital Markets, financial advisor to Precision, delivered a fairness opinion to the Precision Board to the effect that, the consideration to be paid under the Transaction is fair, from a financial point of view, to Precision.

Similarly, the Trinidad Board has unanimously approved the Transaction and determined that the Transaction and the entry into of the Arrangement Agreement are in the best interests of Trinidad and its shareholders. The Trinidad Board has resolved to recommend that holders of Trinidad securities vote in favour of the special resolution approving the Transaction. TD Securities Inc., financial advisor to Trinidad, delivered a verbal fairness opinion to the Trinidad Board to the effect that, the consideration to be paid under the Transaction is fair, from a financial point of view, to holders of Trinidad Shares.

Key Transaction Provisions

The Transaction is expected to be completed in late 2018 and is subject to TSX, court and regulatory approvals and the satisfaction of other customary closing conditions.

The Transaction will require approval by at least 66 2/3% of the Trinidad securities represented in person or by proxy at a special meeting of Trinidad security holders. The issuance of the Precision Shares pursuant to the Transaction will require approval by a simple majority of the Precision Shares represented in person or by proxy at a special meeting of Precision shareholders pursuant to the requirements of the TSX.

Precision and Trinidad expect to mail a joint management information circular with respect to their respective shareholder meetings in November 2018. A copy of the joint information circular will be filed and available for viewing on SEDAR under each of Precision's profile and Trinidad's profile when it is mailed.

Pursuant to the terms of the Arrangement Agreement, Trinidad has agreed that it will not solicit or initiate discussions regarding any other business combination or sale of material assets. Precision has the right to match any superior proposals within a five day period. The Transaction provides for a non-completion fee of $20 million payable by Trinidad in certain circumstances if the Transaction is not completed.

One of Trinidad's current directors will be appointed to the Precision Board, and one of Trinidad's current directors will be nominated for election to the Precision Board at the Precision shareholder meeting, with such appointment and election to be effective upon closing of the Transaction and, thereafter, subject at all times to the fiduciary duties of the Precision Board and the requirements of applicable laws, agreements will be in place with Precision to nominate and recommend such directors for reelection through and including Precision's 2019 annual meeting.

Details of the terms of the Transaction are set out in the Arrangement Agreement, which will be filed and available for viewing on SEDAR under each of Precision’s and Trinidad's profiles at www.sedar.com.

Advisors

RBC Capital Markets is acting as financial advisor to Precision. Torys LLP is acting as Precision's legal advisor.

TD Securities Inc. is acting as financial advisor to Trinidad. Blake, Cassels & Graydon LLP is acting as Trinidad's legal advisor.

Conference Call and Webcast Details

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 6:30 a.m. MT (8:30 a.m. ET) on Friday, October 5, 2018.

The conference call dial in numbers are 1-844-515-9176 or 1-614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting "Investor Relations", then "Webcasts & Presentations". Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until October 10, 2018 by dialing 1-855-859-2056 or 404-537-3406, pass code 3485388.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

About Trinidad
Trinidad is an industry-leading contract driller, providing safe, reliable, expertly-designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry. Trinidad provides contract drilling and related services in the US, Canada, the Middle East and Mexico.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  the anticipated closing of the Transaction and the timing thereof;
  the post-Transaction ownership percentage in Precision of Trinidad’s existing shareholders;
  the amount of Trinidad debt to be assumed by Precision;
  Precision’s business strategy and the anticipated impacts of the Transaction thereon;
  the anticipated operational and strategic benefits of the Transaction listed under the heading "Transaction Rationale";
  the contemplated activities post Transaction; and
  the anticipated mailing of the joint management information circular and the timing thereof.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  that the Transaction will be completed in the timelines and on the terms currently anticipated;
  that all necessary TSX, Court and regulatory approvals will be obtained on the timelines and in the manner currently anticipated;
  that all necessary Precision shareholder and Trinidad security holder approvals will be obtained; and
  general assumptions respecting the business and operations of both Precision and Trinidad, including that each business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  TSX, Court and regulatory approvals may not be obtained in the timelines or on the terms currently anticipated or at all;
  Precision shareholder and/or Trinidad security holder approval may not be obtained;
  the Transaction is subject to a number of closing conditions and no assurance can be given that all such conditions will be met or will be met in the timelines required by the Arrangements Agreement; and
  the business, operational and/or financial performance or achievements of Precision or Trinidad may be materially different from that currently anticipated. In particular, the synergies and benefits anticipated in respect of the Transaction are based on the current business, operational and financial position of each of Precision and Trinidad, which are subject to a number of risks and uncertainties.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2017, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6111

Ashley Connolly, CFA
Manager, Investor Relations
403.716.4725

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com

None of the securities anticipated to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from registration requirements pursuant to Section 3(a) (10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.